SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                              AMENDMENT NO. 7
                                     to
                               SCHEDULE 13D

                Under the  Securities Exchange Act of 1934

                            HUGHES SUPPLY, INC.
________________________________________________________________
                             (Name of Issuer)


                       Common Stock, $1.00 par value
________________________________________________________________
                       (Title of Class of Securities)


                                444482 10 3
________________________________________________________________
                               (CUSIP Number)

                             Vincent S. Hughes
                            Hughes Supply, Inc.
                               P.O. Box 2273
                     20 North Orange Avenue, Suite 200
                          Orlando, Florida  32802
                          Tel. No. (407) 841-4755
________________________________________________________________
                    (Name, Address and Telephone Number
                     of Person Authorized to Receive
                        Notices and Communications)


                                May 25, 1995
________________________________________________________________
                   (Date of Event which Requires Filing
                            of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

                      (continued on following page(s))



CUSIP No. 444482 10 3
         . . . . . .
________________________________________________________________

(1)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons of

Vincent S. Hughes ###-##-####
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group

     (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(3)  SEC Use Only  . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(4)  Sources of Funds     00
                       . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(5)  Check if disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . .
________________________________________________________________

(6)  Citizenship or Place of Organization             U.S.A.
                                          . . . . . . . . . . .
________________________________________________________________

Number of      (7)  Sole Voting Power            186,037 shares
Shares Bene-                              . . . . . . . . . . .
ficially Owned _________________________________________________
by Each Report-
ing Person With
               (8)  Shared Voting Power          147,033 shares
                                          . . . . . . . . . . .
               _________________________________________________

               (9)  Sole Dispositive Power       183,269 shares
                                          . . . . . . . . . . .
               _________________________________________________

              (10)  Shared Dispositive Power     149,801 shares
                                          . . . . . . . . . . .

                       (continued on following page)



________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      . . . . . . . . . . . . . . . . . . . . . .333,070 shares
________________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares . . . . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)    5.3 %
                                                       . . . . .
________________________________________________________________

(14) Type of Reporting Person                IN
                             . . . . . . . . . . . . . . . . . .
________________________________________________________________



Item 1.  Security and Issuer.

     The securities which are the subject of this Amendment No. 7 (this "Amendment") are shares of common stock, $1.00 par value ("Common Stock"), of Hughes Supply, Inc. (the "Issuer") whose principal executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida, 32801.

Item 2.  Identity and Background.

     The following information relates to the person filing this Amendment:

          (a)  Name; Vincent S. Hughes (the "reporting person").

          (b)  Business address; 20 North Orange Avenue
                                 Suite 200
                                 Orlando, Florida  32801

          (c)  Present principal occupation and employment;

               Vice President of the Issuer.

          (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

          (e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has he, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship; United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     This Amendment is filed for the purpose of reporting the changes in the reporting person's beneficial ownership of Common Stock, none of which has been material, during the period from the date of the reporting person's last previous report, Amendment No. 6, dated April 1, 1994, through the date of this Amendment. Such changes consist solely of an 55 share increase in the number of shares owned by him in his account under the Issuer's Employee Stock Ownership Plan ("ESOP") resulting from the trustee's annual recalculation of accounts of ESOP participants reported as of January 31, 1994 in the trustee's report received on approximately April 30, 1994, and a change in his ownership percentage caused by changes in the number of the Issuer's outstanding shares of Common Stock. See Item 5 of this Amendment for specific information with respect to the reporting person's respective ownership interests in the shares.

     None  of  the  changes reported  in  this  Amendment  resulted from  a
purchase  of  securities  or   from  an  expenditure  of  funds   or  other
consideration by the reporting person.

Item 4.  Purpose of Transaction.

     This Amendment is filed for the purpose of reporting the changes in ownership referred to in Item 3 above. With the possible exception of the acquisition by the reporting person, in his individual capacity, of additional shares of Common Stock, upon exercise of options under the Issuer's 1988 Stock Option Plan (the "Option Plan") or otherwise, for investment purposes, or the acquisition of additional shares by the fiduciary accounts included in the reporting person's beneficial ownership in the course of administering the assets of such accounts for investment purposes, the reporting person does not have any plans or proposals which relate to or result in:

     (a) The acquisition by any person of additional securities of the disposition of securities by the Issuer;

     (b)  Any  extraordinary  corporate  transaction,  such  as  a  merger,
reorganization  or  liquidation,  involving  the  Issuer   or  any  of  its
subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g)  Changes   in  the   Issuer's  charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any similar action to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.

     (a) The reporting person may be deemed under the provisions of Rule 13(d)-3 to be the beneficial owner of 333,070 shares or 5.3% of the outstanding Common Stock of the Issuer.

     (b) The 333,070 shares of Common Stock which may be deemed to be beneficially owned by the reporting person includes the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition thereof as follows:

     Sole power to vote or direct the vote: 186,037 shares;

     Shared power to vote or direct the vote: 147,033 shares;

     Sole power to dispose or direct the disposition:
     183,269 shares; and

     Shared power to dispose or direct the disposition:
     149,801 shares.

          The shares of Common Stock subject to purchase under unexercised options granted under the Option Plan, 26,175 shares, are included in the number of shares indicated above as owned with sole voting power and sole power of disposition.

     (c) During the period since April 1, 1994, the date of Amendment No. 6 to the reporting person's Schedule 13D, the reporting person's most recent filing on Schedule 13D prior to this Amendment, the reporting person did not engage in any transaction or have any change in his beneficial ownership of Common Stock of the Issuer other than as set forth in Item 3 above.

     (d) As to the shares indicated in subparagraph (b) above as being subject to sole voting power, 186,037 shares, such shares are held as follows: 157,094 shares held in trusts with respect to which the reporting person is trustee; 2,768 shares held by the ESOP for the account of the reporting person; and 26,175 of such shares are represented by unexercised options under the Option Plan. The shares indicated in subparagraph (b) above as being subject to sole dispositive power, 183,269 shares, includes all of the aforementioned shares except the 2,768 shares held by the ESOP.

          As to the shares indicated in subparagraph (b) as being subject to shared voting power, 147,033 shares, such shares are held as follows:
19,881 shares held by Jacquelin C. Hughes, the wife of the reporting person; 86,507 shares held by three trusts of which the reporting person and David H. Hughes are co-trustees; and 40,645 shares held by Hughes, Inc., a Florida corporation of which each of the following persons is a director, executive officer and owner of a one-third equity interest: the reporting person, David H. Hughes and Russell V. Hughes. Information with respect to each of the foregoing other persons who share voting power with the reporting person is set forth below.

     David H. Hughes; present principal occupation and employment, Chairman of the Board and Chief Executive Officer of the Issuer.

     Russell V. Hughes; present principal occupation and employment, Vice President of the Issuer.

     The business address of each of the above persons is 20 North Orange Avenue, Suite 200, Orlando, Florida 32801 and each such person is a citizen of the United States of America.

     Neither of the above persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has either of such persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has he, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          The shares indicated in subparagraph (b) above as being subject to shared dispositive power, 149,801, includes all of the shares which are owned with shared voting power together with the 2,768 shares held by the ESOP.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships of the nature referred to in the instructions to this item.

Item 7.  Material to be Filed as Exhibits.

     There are no exhibits filed with or required to be filed with this Amendment in accordance with instructions to this item.


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


May 25, 1995
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Date

/s/ Vincent S. Hughes
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
SIGNATURE



VINCENT S. HUGHES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Name

(F:\CORP\032\HUGHES\SCH13D\8.WPF)